Filed by Shine Media Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Shine Media Acquisition Corp
Commission File No. 000-52234

FOR IMMEDIATE RELEASE

SHINE MEDIA’S ACQUISITION CANDIDATE, CHINA GREENSCAPE, ANNOUNCES A NEW $22 MILLION
CONTRACT - MANAGEMENT EXPECTS CONTRACT TO GENERATE OVER $12 MILLION IN GROSS INCOME

Shanghai, China - September 4, 2008 - Shine Media Acquisition Corp. (OTC BB : SHND, SHNDW, SHNDU) ("Shine"), announced today that its acquisition candidate, China Greenscape, Co., Ltd. (“Greenscape”) signed a new $22 million contract with Anhui West Lake New City Real Estate Co., Ltd. to provide urban greenery, including trees and other flora, to a 1600 mu (317 acre) city expansion of Hefei, the capital city of China’s Anhui province. The contract is expected to be performed from Q4 2008 to 2012.

Mr. Henry Zhu, Greenscape’s CEO, commented, “We are excited to announce this new $22 million contract that we expect will generate over $12 million in gross income over the next few years. This contract represents a significant milestone for Greenscape as it's our first major contract in China’s Anhui province.

Anhui, with a population of over 66 million covering an area of 139,600 square kilometers, is the eighth largest province in China (in terms of population). Similar to other provinces in China, Anhui is rapidly expanding its existing cities and creating new ones to accommodate the large-scale migration of citizens from rural to urban areas. This new high-profile project in Hefei, the capital city of Anhui, is significant from both a strategic and economic perspective and will serve as a model for other cities throughout Anhui, from which we expect to win significant contracts in the near future. There are currently 22 cities and 56 counties in the Anhui province, all of which are our target customers.

The Hefei city expansion is just one example of the PRC government’s ongoing efforts to accommodate the massive urbanization movement in China. Over 350 million people are expected to be added to China’s urban population by 2025 when there will be over 219 cities with more than one million inhabitants. The Chinese government has mandated that all cities are to be designed with considerable public green space, not only for aesthetic and beautification purposes, but also to help combat pollution and provide for a healthier living environment. This exciting situation continues to create significant demand for our green products.

In addition to the contract announced today and based on late-stage discussions with potential customers in Anhui and other provinces, we expect to receive additional contracts of similar size or larger over the next few months.”

About Shine Media

Shine Media is a blank check company whose IPO went effective in December 2006. In May 2008, Shine Media signed a definitive stock purchase agreement pursuant to which it will acquire 100% of the equity of China Greenscape Co., Ltd., the 100% owner of Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. Additional information regarding Shine Media, China Greenscape and Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. is available in the Form S-4/A that Green China Resources Inc., the BVI subsidiary of Shine Media, filed with the Securities and Exchange Commission on August 27, 2008. A copy of the filing in its entirety is available at www.sec.gov.

About China Greenscape

China Greenscape Co. Ltd., through its wholly owned subsidiary, Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. (“Sunshine”), is one of the largest providers of urban greenery to China’s growing cities and development zones. Sunshine, founded in 2002, currently has over 18,600 mu (3,100 acres) of growing area and possesses an inventory of over 8 million trees and plants. The company also has one of the largest botanical laboratories in China where it develops low-cost plants and trees through cloning and other proprietary techniques.

Contact:

Union Investor Relations
Ian Shanno, 310-928-3780

Or

Shine Media Acquisition Corp.
Estelle Lau, (650) 814-7024
Investor Relations and General Counsel

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Shine Media, China Greenscape, Sunshine and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Shine Media’s, China Greenscape’s and Sunshine’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Sunshine is engaged; cessation or changes in government incentive programs: fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from other providers of nursery stock and other greenery products; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shine Media’s BVI subsidiary, Green China Resources filings with the Securities and Exchange Commission, and the registration statement on Form S-4. The information set forth herein should be read in light of such risks. Neither Shine Media, China Greenscape nor Sunshine assumes any obligation to update the information noted within in this press release.